Exhibit 99.3

INTERXION HOLDING N.V.

PROXY CARD

Annual General Meeting of Shareholders

June 30, 2014

(Solicited on Behalf of the Board of Directors)

The undersigned shareholder of InterXion Holding N.V. hereby constitutes and appoints each of David C. Ruberg and Jaap Camman as the attorney and proxy of the undersigned, with full power of substitution and revocation, to vote for and in the name, place and stead of the undersigned at the Annual General Meeting of Shareholders of InterXion Holding N.V. (the “Company”) to be held at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk, The Netherlands, on Monday, June 30, 2014 at 9:00 Amsterdam time (CET), and at any adjournments thereof, the number of votes the undersigned would be entitled to cast if present.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR EACH OF THE FOLLOWING PROPOSALS.

1.	Proposal to adopt our Dutch statutory annual accounts for the financial year 2013.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	Proposal to discharge the members of our Board of Directors from certain liability for the financial year 2013.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Proposal to appoint two non-executive directors, as described in the proxy statement:

A. Proposal to appoint Frank Esser as non-executive director.

☐ FOR	☐ AGAINST	☐ ABSTAIN

B. Proposal to appoint Mark Heraghty as non-executive director.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Proposal to award restricted shares to our non-executive directors and the increase of Audit Committee membership compensation, as described in the proxy statement

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	Proposal to award performance shares to our executive director, as described in the proxy statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.	Proposal to appoint KPMG Accountants N.V. to audit our annual accounts for the financial year 2014.

☐ FOR	☐ AGAINST	☐ ABSTAIN

7.	In the attorney’s discretion, upon such other matters as may properly come before the meeting.

Said attorneys and proxies, or their substitutes, at said meeting, or any adjournments thereof, may exercise all of the powers hereby given. Any proxy heretofore given is hereby revoked.

Receipt is acknowledged of the Notice of Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice.

, 2014
Signature of Shareholder

Title

, 2014
Signature of Shareholder

Title

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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